EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Broadcom International Limited	Cayman Islands
Broadcom Singapore Pte Ltd.	Singapore
Broadcom Cayman Limited	Cayman Islands
Broadcom Bermuda LP	Bermuda
Broadcom Asia Distribution Pte Ltd.	Singapore
NetLogic I LLC (formerly known as NetLogic Microsystems, Inc.)	Delaware
NetLogic Microsystems Caymans Ltd.	Cayman Islands
ServerWorks Corporation	Delaware
ServerWorks International Ltd.	Cayman Islands